Exhibit 99.1

SPROTT TO HOST INVESTOR WEBCAST

TORONTO, March 30, 2021 -- Sprott Inc. (“Sprott” or the “Company”) (NYSE/TSX: SII) announced today that it will host an Investor Webcast on April 6, 2021 at 10:00 a.m. ET. The Company’s presenters will be Peter Grosskopf, Chief Executive Officer, Whitney George, President, Kevin Hibbert, Chief Financial Officer, and John Ciampaglia, Chief Executive Officer of Sprott Asset Management.

To register for the Investor Webcast and to submit questions for the management team in advance of the webcast, please click here.

About Sprott

Sprott is a global asset manager and a leader in precious metal investments. With offices in Toronto, New York, and London, Sprott is dedicated to providing investors with specialized investment strategies that include Exchange Listed Products, Managed Equities, Lending, and Brokerage. Sprott’s common shares are listed on the New York Stock Exchange under the symbol (NYSE:SII) and on the Toronto Stock Exchange under the symbol (TSX:SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams
Managing Director
Investor and Institutional Client Relations
(416) 943-4394
gwilliams@sprott.com